Free Writing Prospectus

Filed Pursuant to Rule 433

January 17, 2013

Relating to

Preliminary Prospectus Dated January 8, 2013

Registration Statement No. 333-175579

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities nor is it calculated to invite any such offer or invitation. In particular, this announcement does not constitute and is not an offer to sell or a solicitation of any offer to buy securities in Hong Kong, the United States of America or elsewhere, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ANNOUNCEMENT IN RELATION TO

THE INITIAL PUBLIC OFFERING OF

NORWEGIAN CRUISE LINE HOLDINGS LTD.

References are made to the announcements of the Company dated 27 October 2010 and 8 January 2013 (the “Announcements”) in respect of the Offering. Terms used herein shall have the same meanings as those defined in the Announcements unless the context otherwise requires.

The Board would like to update the Shareholders and/or other investors that the Issuer priced the Offering at the public offering price of US$19.00 per ordinary share, which is above the high end of the estimated price range set forth in the Preliminary Prospectus. The Offering is expected to close on 24 January 2013.

The Board wishes to highlight to the Shareholders that there is no assurance that the Offering will be completed. The listing timetable and particulars of the Offering are yet to be confirmed and finalized. Shareholders and/or other investors are reminded to exercise caution when dealing in the securities of the Company. If the Offering is completed, a further announcement will be made by the Company.

In the event that Shareholders and/or other investors are in doubt when dealing in the securities of the Company, they should consult their stockbrokers, bank managers, solicitors, accountants or other professional advisers.

By order of the Board
TAN SRI LIM KOK THAY
Chairman and Chief Executive Officer

Hong Kong, 18 January 2013

As at the date of this announcement, the Board comprises one Executive Director, namely Tan Sri Lim Kok Thay, three Independent Non-executive Directors, namely Mr. Alan Howard Smith, Mr. Lim Lay Leng and Mr. Heah Sieu Lay, and one Non-executive Director, namely Mr. Au Fook Yew.

The Issuer has filed a registration statement (including a Preliminary Prospectus) with the SEC for the Offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the Preliminary Prospectus if you request it by calling UBS Securities LLC, toll-free at (888) 827-7275, extension 561-3884; or Barclays Capital Inc., toll-free at (888) 603-5847.

To review a filed copy of the Preliminary Prospectus, you may also click on the following link:

http://www.sec.gov/Archives/edgar/data/1513761/000119312513006058/d345508ds1a.htm